Exhibit 99.1

Itaú Corpbanca Files Material Event Notice to announce CMF Approval of the Amendment to the Bylaws and Appointment of the Board of Directors at the following Annual General Shareholders’ Meeting.

SANTIAGO, Chile, March 28, 2023 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) today the amendment of the Bank’s bylaws agreed upon at the Extraordinary Shareholders’ Meeting of the Bank held on January 19, 2023 was approved, by which, among other matters, it was agreed to (i) reduce the number of directors from eleven to seven and the number of alternate directors from two to one, and (ii) decrease the number of shares into which the Bank’s equity capital is divided from 973,517,871,202 to 216,347,305, without modifying the amount of the Bank’s subscribed and paid-in capital (the “reverse stock split”).

Given the aforementioned approval of the reduction in the number of Bank’s directors, and as reported by Material Event Notice dated February 22, 2022 –regarding the summon to the Annual General Shareholders' Meeting of the Bank (the “Meeting”) for April 20, 2023, at 10:00 a.m.--, we inform that the applicable matters of the Annual General Shareholders' Meeting will be decided at the Meeting, including the matter corresponding to the election of the members of the Bank’s Board of Directors

The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / ir@itau.cl / ir.itau.cl